UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 4)*

Interpool, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

46062R108

(CUSIP Number)

Martin Tuchman, c/o Interpool, Inc.
211 College Road East
Princeton, NJ 08540
(609) 452-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d1(f) or 13d1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

PAGE 2 OF 7 PAGES
SCHEDULE 13D
(AMENDMENT NO. 2)

CUSIP No.: 866933401	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin Tuchman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,478,215 208,383 7,478,215 208,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,686,598

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.22%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 1995 (the “Original Statement”) as amended and supplemented by Amendment No. 1 filed with the Commission on February 15, 1996 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on October 1, 2004 (“Amendment No. 2”), and Amendment No. 3 filed with the Commission on January 23, 2007 (“Amendment No. 3”) and together with the Original Statement and Amendments No. 1 and No. 2, the “Amended Original Statement”), by Martin Tuchman with respect to the Common Stock, par value $.001 per share, of Interpool, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Amended Original Statement have the same meaning when used herein.

ITEM 1.     SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 211 College Road East, Princeton, New Jersey.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)	Martin Tuchman (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o Interpool, Inc., 211 College Road East, Princeton, New Jersey 08540.

(c)	Interpool, Inc. is a Delaware corporation. The principal executive offices of the Issuer are located at 211 College Road East, Princeton, New Jersey 08540.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violation of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          All shares were purchased with the Reporting Person’s personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

          As reported in Amendment No. 3, on January 16, 2007, the Reporting Person sent a letter (the “January 16 Letter”) to the Issuer’s Board of Directors, outlining a proposal which, if it were to have become a definitive and agreed-upon transaction, would have involved the purchase of all shares held by the public in the Issuer and result in the shares of the Issuer no longer being traded publicly.

          The Issuer’s Board of Directors had formed a Special Committee of Independent Directors to review and evaluate the proposal contained in the July 16 Letter. The Special Committee, acting through its advisors, solicited competing offers for the Issuer.

          On April 20, 2007, the Issuer entered into a definitive agreement to be acquired by certain private equity funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) pursuant to a merger in which all of the Issuer’s stockholders, including the Reporting Person, would receive $27.10 in cash for each share of the Issuer’s common stock that they hold. The Board of Directors of the Issuer, on the recommendation of the Special Committee, unanimously approved the merger agreement and recommended that the Issuer’s stockholders adopt the agreement at a special stockholders’ meeting that will be called to approve the transaction.

          In connection with the execution and delivery of the merger agreement, the Reporting Person, Kingstone Capital Group, LLC, Princeton International Properties, LLC, and other significant stockholders of the Issuer have agreed, pursuant to a Voting Agreement, dated April 20, 2007 (“Voting Agreement”), among other things, to vote shares equal to 40% of the outstanding shares of common stock of the Issuer in favor of the adoption of the merger agreement.

          Other than as set forth in the Voting Agreement, as further described in Item 6 below, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a)   As of April 30, 2007, the Reporting Person beneficially owned a total of 7,686,598 shares of Common Stock. This aggregate beneficial ownership includes (i) 7,431,596 shares under direct beneficial ownership, representing 25.35% of the 29,317,643 shares of the Issuer’s Common Stock issued and outstanding; (ii) 46,619 shares held by a revocable grantor trust of which the Reporting Person is the grantor and trustee and the Reporting Person’s brother is the beneficiary; and (iii) 208,383 shares, included on Schedule 13D lines 8 and 10, deemed to be indirectly beneficially owned as a result of the ownership of: 8,668 shares held by a pension plan f/b/o the Reporting Person; 7,000 shares held by the Tuchman Foundation; 5,797 shares representing the Reporting Person’s 51.3% interest in shares held by Kingstone Capital Group, LLC, a New Jersey limited liability company; 1,500 shares held by a pension plan f/b/o the Reporting Person’s wife; 182,381 shares held by Princeton International Properties, Inc., a New Jersey corporation owned by the Reporting Person and his wife; and 3,037 shares held by Reporting Person’s wife.

          With respect to the shares identified in lines 8 and 10, the Reporting Person disclaims all right to vote, direct the vote, dispose of or direct the disposition of 3,037 shares of Common Stock owned by the Reporting Person’s wife.

          (b)   Except as set forth in Item 6 below, the Reporting Person has the sole power to vote and sole power to direct the disposition of the shares identified in boxes 7 and 9.

          (c)   In the last 60 days, no transactions with respect to the Common Stock of the Issuer were effected by the Reporting Person or any of the persons named in paragraph (a) of this Item.

          (d)   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Person directly. The Reporting Person expressly disclaims any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,037 shares of Common Stock owned by the Reporting Person’s wife which the Reporting Person is deemed to beneficially own indirectly.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On April 20, 2007, the Reporting Person, Kingstone Capital Group, LLC, Princeton International Properties, LLC, and certain other significant stockholders of Interpool, entered into the Voting Agreement with Fortress pursuant to which, among other things, the Reporting Person and such stockholders have agreed, subject to the terms thereof, with respect to an aggregate of 40% of the shares of the Issuer held by them, collectively, to (a) vote such shares in favor of adoption of the merger agreement, (b) take other actions in furtherance of the transactions contemplated by the merger agreement and (c) not vote such shares in favor of certain competing transactions.

          To the best knowledge of the Reporting Person, other than as set forth herein, there are no contracts, arrangements, understanding or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of the Issuer.

          The summary of provisions of the Voting Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Voting Agreement filed as Exhibit 4 to the Issuer’s Current Report on Form 8-K filed April 20, 2007.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Voting Agreement dated April 20, 2007, incorporated by reference to the Issuer’s Current Report on Form 8-K filed April 20, 2007.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2007

By: /s/ Martin Tuchman Martin Tuchman